
07004169

BB 3/13 *

'ED STATES
:XCHANGE COMMISSION
;ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

LinkBrokers Derivatives Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wooster Street 5th Floor
(No. and Street)

New York (City) NY (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Wilks 011-44-20-7663-4302
(Area Code — Telephone No.)

PROCESSED
MAR 15 2007
E
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle (Address) Jericho (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

A 3/14

OATH OR AFFIRMATION

I, Charles S H Davies, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LinkBrokers Derivatives Corporation as of December 31 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Director
Title

[signature]
Notary Public

ANDREA S. LAMBERT
Notary Public, State of New York
No. [illegible]30250
Qualified in [illegible] County
Commission Expires Jan. 31, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINKBROKERS DERIVATIVES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

LINKBROKERS DERIVATIVES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

To the Stockholder
LinkBrokers Derivatives Corporation
New York, New York

We have audited the accompanying statement of financial condition of LinkBrokers Derivatives Corporation as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Jericho, New York
February 21, 2007

LINKBROKERS DERIVATIVES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$3,156,472
Fees receivable	1,374,773
Due from clearing brokers (Note 1)	1,013,433
Deposits with clearing brokers (Note 2)	700,147
Securities owned, at market value (Note 3)	61,888
Deferred tax assets (Note 8)	499,586
Property and equipment, net (Note 4)	129,804
Employee loans (Note 7)	35,000
Other assets	253,368
Total assets	$7,224,471

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses and other liabilities (Note 5)	$3,195,669
Due to parent (Note 7)	828,297
Deferred tax liability (Note 8)	27,065
Total liabilities	4,051,031
Liabilities subordinated to claims of general creditors (Note 6)	300,000
Commitment (Note 9)	
Stockholder's equity (Notes 10 and 11)	
Common stock, $25 par value, 3,000 shares authorized, 905 shares issued and outstanding	22,625
Additional paid-in capital	1,133,873
Retained earnings	1,716,942
Total stockholder's equity	2,873,440
Total liabilities and stockholder's equity	$7,224,471

See accompanying notes to financial statements.

LINKBROKERS DERIVATIVES CORPORATION
SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2006

BUSINESS

LinkBrokers Derivatives Corporation ("Company") (formerly The Link Asset and Securities Company Inc.) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company acts as an agent primarily in equities and options for institutional clients.

The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was incorporated in Delaware and is a wholly-owned subsidiary of The LinkAsset and Securities Co., Ltd. ("Parent"), a registered broker-dealer in the United Kingdom, authorized and regulated by the Financial Services Authority.

REVENUE RECOGNITION

Fee income and related expenses are recorded on a trade date basis. Fee income is earned for services performed as a broker agent for institutional clients. The Company has a policy of reviewing, as considered necessary, the credit standing of each institutional client with which it conducts business. The Company does not anticipate nonperformance by institutional clients.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 5 years.

INCOME TAXES

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

LINKBROKERS DERIVATIVES CORPORATION
SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2006

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LINKBROKERS DERIVATIVES CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - DUE FROM CLEARING BROKERS

The Company has clearing agreements with brokerage firms to carry its accounts. The clearing brokers may have custody of the Company's securities and, from time to time, cash balances which may be due from these brokers. Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers whose accounts are carried on the books and records of the clearing brokers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

NOTE 2 - DEPOSITS WITH CLEARING BROKERS

Pursuant to its two clearing agreements, the Company is required to maintain collateral deposits aggregating $597,017 and $100,000, respectively, which may be applied against losses due to nonperformance by its institutional clients and any amounts due to the clearing brokers.

The Company is subject to credit risk if the clearing broker is unable to repay balances due.

NOTE 3 - SECURITIES OWNED, AT MARKET VALUE

The Company has an investment in 2,010 shares of common stock of the NASDAQ Stock Market, Inc. The investment has been valued at the quoted market price of the shares at December 31, 2006.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of:

Office and equipment	$ 114,101
Furniture	48,273
Computer equipment	506,149
	668,523
Less: Accumulated depreciation	(538,719)
	$ 129,804

LINKBROKERS DERIVATIVES CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 5 - ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

Accrued compensation and payroll taxes	$2,809,382
Accounts payable - trade	216,060
Other accrued expenses	170,227
	$3,195,669

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordinated loans from the Company's Parent amounted to $300,000 at December 31, 2006. This loan bears interest at 6.50% and matures on June 30, 2007. The subordinated loan is covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2006, total interest payable to the Parent was $52,000.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has provided loans to two employees totaling $35,000. The loans are non-interest bearing and due on demand.

The Company shares administrative expenses with its Parent pursuant to a Management Agreement dated March 3, 2003. At December 31, 2006, the Company owed its parent a total of $828,297.

NOTE 8 - INCOME TAXES

Deferred taxes are provided for temporary differences between income tax and financial statement recognition of revenues and expenses. As of December 31, 2006, the components of the deferred tax assets and liability are as follows:

Deferred tax assets:	
Accrued expenses	$381,429
Intercompany charges	111,604
Investments	6,553
Deferred tax assets	499,586
Deferred tax liability - property and equipment	(27,065)
Net deferred tax assets	$472,521

NOTE 9 - COMMITMENT

The Company leases office space under a noncancelable lease agreement expiring through June 30, 2007.

NOTE 10 - EMPLOYEE SHARE GRANTS

During 2006, the Company's parent granted a total of 182,429 shares of its common stock to certain U. S. employees pursuant to its Shareholders Agreement. The value of the shares ($251,498) have been credited to additional paid-in capital.

NOTE 11 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had regulatory net capital of $1,253,621 and a regulatory net capital requirement of $270,069. The Company's ratio of aggregate indebtedness to regulatory net capital was 3.23 to 1 at December 31, 2006.

END